April 15, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jessica Dickerson / Mr. Tim Buchmiller

Re:	Med-X, Inc.
Amendment No. 4 to Offering Statement on Form 1-A Filed March 10, 2025
File No. 024-12516

Dear Ms. Jessica Dickerson and Mr. Tim Buchmiller:

On behalf of Med-X, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 19, 2025 with respect to the Company’s Amendment No. 4 to its Offering Statement on Form 1-A (the “Form 1/A 4”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 5 to its Offering Statement on Form 1-A (the “Form 1/A 5”)  submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Offering Statement on Form 1-A

Cover Page

1. We note your response to prior comment 1, and we reissue the comment in part. Please tell us how your disclosure regarding the broker commissions of 4.5% reconciles to the 6.5% cash fees from all proceeds specified on Schedule A of your agreement with DealMaker Securities LLC filed as Exhibit 6.10 or revise your disclosure as appropriate.

Response: In response to this comment, the Company respectfully advises the Staff that the broker commissions on Schedule A of the Agreement with DealMaker Securities LLC, does not break out that 2% of the proceeds from this offering will be further reduced by the 2% payment processing fee. This disclosure is included on page ii, in footnote one.

Summary

Recent Developments, page 7

2. We note your response to prior comment 2, and we reissue in part prior comment 3 in our letter dated January 10, 2025. As previously requested, please provide us with your legal analysis as to whether your offering made in reliance on Regulation Crowdfunding and your separate private placement, each as referenced in your offering statement, may be subject to integration with the offering covered by this offering statement. In your response, please address the "commencement" of this offering, and the impact of any such commencement, on the potential integration of these offerings, notwithstanding your statement that you intend to close your other offerings prior to "launch" of this offering. Refer to Securities Act Rule 152, including specifically Rule 152(c)(3), which refers to "the public filing of a Form 1-A offering statement" as a factor in determining when an offering of securities will be deemed to be commenced.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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Response: In response to this comment, the Company respectfully advises the Staff that further our SEC counsel’s phone call with the Staff, and in accordance with Rule 152, the Company believes there is no integration issue here, as the Regulation A offering has not officially “commenced” yet. The Company believes that under Rule 152(a), each offering is legally distinct. Our Regulation CF which commenced on May 31, 2024 and the Regulation D offering which commenced on January 20, 2025, are being conducted under their own completely separate exemptions. Additionally, Rule 152(a) states “offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act or an exemption thereto. Separately, the Company takes the position that the Regulation A offering has not officially commenced yet under Rule 152(c)(3), as the Regulation A offering cannot legally commence until qualified by the SEC, which of course, has not yet happened. Additionally, all Regulation A compliance obligations, which includes 1-K filing requirements, are based on qualification, not filings. In addition, the Company has not been soliciting or Testing the Waters with regards to the pre-qualified 1-A while the Regulation CF and Regulation D were open and taking on new investors. Additionally, the Company ended both the Regulation CF and Regulation D offerings as of  April 4, 2025 and, and as of April 14, 2025 the Company has filed a Form C/U officially ending the Regulation CF offering.

3. We note your added disclosure that, on February 11, 2025, you filed a Regulation D offering for $2,000,000 that is ongoing. However, it appears from the related Notice of Exempt Offering of Securities on Form D, as amended, that the total offering amount is $2,300,000. Please revise your disclosure accordingly.

Response: In response to this comment, $2,300,000 represents the offering of 1,000,000 shares at $2.00 per share for $2,000,000. The additional $300,000 represents the potential additional 150,000 shares sold under the “Green Shoe” which calculates to the additional $300,000.

Signatures, page 69

4. We note that you replaced the "Principal Financial Officer" designation from the capacity in which Ronald J. Tchorzewski signed the offering statement with the "Principal Accounting Officer" designation. Please revise the signature page to also identify who is signing the offering statement as your principal financial officer. Refer to Instruction 1 to "Signatures" in Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that we have revised the disclosure to reinsert Ronald J. Tchorzewski as the Principal Financial Officer.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (212) 930-9700.

Sincerely,

/s/ Jesse L. Blue
Jesse L. Blue, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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